QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.12

Notarial Deed No. 1897/2002

Negotiated
at Freie und Hansestadt Hamburg
on the 15th day of May 2002

Before me, the Hamburg Notary,
 Dr. Jan Wolters

appeared today at the office of Allen & Overy, Kehrwieder 12, 20457 Hamburg, as requested by the persons appearing:

1.
Mr. Dr. Reinhard Hermes,
born August 29, 1957,
with business address at c/o Allen & Overy, Kehrwieder 12, 20457 Hamburg,

  —known by person—

  according to his declaration not acting in his own name, but in the name and on behalf of Imperial Tobacco Holdings Germany GmbH & Co. KG, registered under HRA 96936 in the commercial register of the Hamburg local court, by virtue of a power of attorney dated May 14, 2002, of which the original has been presented and a certified copy is attached to this deed, hereinafter referred to as "Imperial KG"

and

2.
Mr. Peter Ohlinger
born October 19, 1945,
with business address at Parkstraße 51, 22605 Hamburg,

  —known by person—

  according to his declaration not acting in his own name, but in the name and on behalf of Reemtsma Cigarettenfabriken German limited liability company, registered under HRB 5153 in the commercial register of the Hamburg local court, by virtue of a power of attorney dated May 14, 2002, of which the original has been presented and a certified copy is attached to this deed, hereinafter referred to as "Reemtsma",

and declared with request for notarial recording the following:

I.    Profit and Loss Pooling Contract

Preamble

        Reemtsma (Organgesellschaft) is a German limited liability company with its seat in 22605 Hamburg, Parkstraße 51, registered under HRB 5153 in the commercial register of the Hamburg local court. Imperial KG (Organträger) is a German partnership with its seat in 22605 Hamburg, Parkstraße 51, registered under HRA 96936 in the commercial register of the Hamburg local court. Imperial KG holds of the shares of Reemtsma slightly in excess of 90%.

Article 1
Transfer of Profits

1.1
Reemtsma agrees to transfer its entire profit to Imperial KG. Subject to the creation or dissolution of reserves pursuant to subsection 2 below, Reemtsma shall transfer the annual net profit which would arise without the obligation to transfer the profit, reduced by any loss carried forward from the preceding year.

1.2
With the consent of Imperial KG, Reemtsma may allocate parts of the annual net profit to earnings reserves to the extent permitted by commercial law and economically justified by reasonable commercial judgement. Upon the demand of Imperial KG, Reemtsma shall dissolve other reserves pursuant to § 272 subs. 3 German Commercial Code as well as capital reserves out of other equity contributions pursuant to § 272 subs. 2 No. 4 German Commercial Code (the "Free Reserves") to the extent permitted by law, which were created during the term of this Agreement and shall use such Free Reserves to compensate any annual net loss or transfer them to Imperial KG as profit. The dissolution and transfer of Free Reserves pursuant to § 272 subs. 2 No. 4 and subs. 3 German Commercial Code created before this Agreement becomes effective shall be excluded.

Article 2
Assumption of Losses

According to § 302 subs. 1 and 3 Stock Companies Act, Imperial KG shall be under the obligation to compensate any annual net loss which may arise during the term of this Agreement, unless such annual net loss is compensated by withdrawals from Free Reserves to the extent permitted by law, which have been created during the term of this Agreement.

Article 3
Recurring and Lump-sum Compensation Payments

3.1
Imperial KG shall procure that Reemtsma, and Reemtsma shall agree to pay to the outside shareholders of Reemtsma a compensation of EUR 11.25 (Euro eleven 25/100) for each full fiscal year and each EUR 50.00 of nominal share capital. For a maximum amount not divisible by 50 accounts proportionally less compensation. The claim for payment of the compensation shall be due and payable on the day following the approval of the annual accounts of Reemtsma by its shareholders' meeting. If this Agreement becomes effective or is terminated in the course of a fiscal year, the compensation shall be paid pro rata temporis. The compensation shall be reviewed and modified for any extension periods in accordance with the provisions of § 304 subs. 1 and 2 Stock Companies Act after the end of the base term.

3.2
Upon the terms and subject to the conditions of the Option Purchase Agreement of 7th March, 2002, notarial deed no. 443/2002, Dr. Axel Pfeifer, and amendment document of the present day, notarial deed no. 882/2002, Dr. Axel Pfeifer, (the "Put Option Purchase Agreement"), Imperial KG hereby irrevocably offers to purchase and accept the transfer of the shares held by any outside shareholder (the "Put Option").

  The Put Option is valid from the commencement of this Agreement until July 31, 2004. An exemplification of the Put Option Purchase Agreement (notarial deed no. 443/2002, Hamburg notary Dr. Axel Pfeifer) and the original document of the amendment document hereto (notarial deed no. 882/2002, Hamburg notary Dr. Axel Pfeifer) have been submitted at notarisation. These documents are referred to. The content is known to the parties. Following explanations by the notary, the parties hereby waive their right to demand that such deeds be read to them and attached to this notarial recording.

  Any outside shareholder shall be entitled to exercise the Put Option by delivering in writing an acceptance declaration materially in the form of Schedule 3.2.2 hereto to Imperial KG prior to the termination of this Agreement. The Put Option can only be exercised for all the shares held by the respective outside shareholder. Upon delivery of the acceptance declaration before the termination of this Agreement, the outside shareholder as Option Seller (as defined in the Put Option Purchase Agreement) and Imperial KG as Option Buyer (as defined in the Put Option Purchase Agreement) shall enter into an agreement substantially in the form of the Put Option Purchase Agreement before the Hamburg notary, who has also notarized the Put Option Purchase Agreement.

3.3
Any amendment to this Section 3 requires the consent of any and all outside shareholders of Reemtsma existing at the time of the proposed amendment.

Article 4
Effectiveness of Agreement; Term

4.1
This Agreement is entered into subject to the consent of the shareholders' meetings of Reemtsma and Imperial KG. It will become valid upon its registration with the commercial register of Reemtsma and shall become effective retroactively as of June 1, 2002.

4.2
This Agreement may be terminated for the first time with effect to May 31, 2007, 12:00 o'clock p.m./June 1, 2007, 0:00 o'clock by giving three months' written notice. Thereafter, the Agreement shall be renewed for periods of one calendar year each, unless it is terminated with the aforesaid notice period, provided that, in case of change of the fiscal year, termination is permitted with effect to the end of the new fiscal year, but not till May 31, 2007.

4.3
Notwithstanding Section 4.2 above Imperial KG may terminate this Agreement at any time for cause within the meaning of Section 55 para 7 of the Corporate Income Tax Regulations with immediate effect, in particular if Imperial KG transfers its shares in Reemtsma to a third party.

Article 5
Severability

If any provision of this Agreement should be or become invalid or unenforceable or if this Agreement should contain any gap, the validity of the remaining provisions shall not be affected thereby. In lieu of the invalid or unenforceable provision, or to fill the gap, there shall apply a valid provision which comes as close as possible to what the parties intended or would have intended if they had considered the issue. The parties agree to execute any such provision in due form.

Article 6
Amendments

Amendments to this Agreement must be in writing to be effective.

II.    Costs

Reemtsma bears the costs of this notarial deed.

This notarial deed and its annex was read out to the appeared, authorised by them and signed by them and the certifying notary as follows:

Schedule 3.2.2
Form of Put Option Acceptance Notification/PLP

[By registered mail or courier]

To:	Imperial Tobacco Holdings Germany GmbH & Co. KG Parkstraße 51, 22605 Hamburg Attn.: The Company Secretary
cc:	Allen & Overy, Kehrwieder 12, 20457 Hamburg Attn.: Jeremy Parr/Dr. Reinhard Hermes
Date

Dear Sirs,

We refer to the PLP Agreement. In accordance with Section 3.2 of the PLP Agreement, we demand from Imperial KG (as defined in the PLP Agreement) the execution of the attached Put Option Purchase Agreement with respect to all of our Option Shares in the nominal amount of EUR [    ] before a Hamburg notary within five Days after receipt of this demand.

Please contact us immediately to agree on the details of the notarization. In case of failure of Imperial KG to execute the Put Option Purchase Agreement we reserve our right to demand payment under the Bank guarantee as provided under Article 5 of the Option Agreement.

Terms defined in the Option Agreement or the PLP Agreement have the same meaning when used in this declaration.

Yours faithfully,

[Option Seller]

QuickLinks

  Exhibit 4.12
  Notarial Deed No. 1897/2002
Schedule 3.2.2 Form of Put Option Acceptance Notification/PLP